UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

BEAR STATE FINANCIAL, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073844102

(CUSIP Number)

Richard N. Massey

Bear State Financial Holdings, LLC

900 S. Shackleford, Suite 215

Little Rock, Arkansas 72211

(501) 320-4862

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Daniel L. Heard

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

June 13, 2014

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this

Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 073844102

1	NAME OF REPORTING PERSONS Bear State Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 18,976,993
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 18,976,993
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,976,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.2%(1) of Common Stock
14	TYPE OF REPORTING PERSON PN

(1)	Based upon 30,026,744 shares of common stock of the Company issued and outstanding following consummation of the Merger (as defined below).

CUSIP No. 073844102

1	NAME OF REPORTING PERSON Richard N. Massey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 82,366(1)
	8	SHARED VOTING POWER 18,976,993 (2)
	9	SOLE DISPOSITIVE POWER 82,366(1)
	10	SHARED DISPOSITIVE POWER 18,976,993 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,059,359
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.4%(3) of Common Stock
14	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 46,923 shares of common stock of the Company and (ii) a warrant to purchase 35,443 shares of common stock of the Company.
(2)	As managing member of the Investor with voting and dispositive power over the shares of common stock owned by the Investor, Mr. Massey is deemed to be the beneficial owner of all shares of common stock owned by the Investor or to be issued to the Investor upon exercise of the warrant described herein.
(3)	Based upon 30,026,744 shares of common stock of the Company issued and outstanding following consummation of the Merger (as defined below), plus 35,443 shares of common stock of the Company issuable upon exercise of the warrant owned by Mr. Massey.

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 3 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2011, as amended by Amendment No. 1 thereto, dated March 13, 2013, and Amendment No. 2 thereto, dated March 15, 2013 (the “Original Schedule 13D”), by Bear State Financial Holdings, LLC, an Arkansas limited liability company (the “Investor”), and Mr. Richard N. Massey, the managing member of the Investor. All terms not defined herein shall have the meanings set forth in the Original Schedule 13D.

Item 1. Security and Issuer

“Item 1. Security and Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value per share (“Common Stock”), of Bear State Financial, Inc. (the “Company”), an Arkansas corporation. The Company’s principal executive offices are located at 900 S. Shackleford, Suite 401, Little Rock, Arkansas 72211.

Item 2. Identity and Background

Paragraphs (b) and (c) of “Item 2. Identity and Background” of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(b) The principal executive offices of the Investor are located at, 900 S. Shackleford, Suite 215, Little Rock, Arkansas 72211 and the business address of Mr. Massey is 900 S. Shackleford, Suite 401, Little Rock, Arkansas 72211.

(c) The principal business of the Investor is investing in securities. Mr. Massey’s principal occupations include serving as the managing member of the Investor, a member of Westrock Capital Partners, LLC, a private investment partnership located at 900 S. Shackleford, Suite 201, Little Rock, Arkansas 72211, and Chairman of the Board of Directors and President and Chief Executive Officer of the Company.

Item 3. Source and Amount of Funds or Other Consideration

The definition of “Securities” as set forth in “Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby replaced in its entirety as follows:

“Securities” as used in this Statement shall mean any and all shares of Common Stock and other securities beneficially owned by the Investor.

“Item 3. Source and Amount of Funds or Other Consideration” of the Original Schedule 13D is hereby further amended and supplemented by adding the following:

On July 1, 2013, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First National Security Company (“FNSC”) of Hot Springs, Arkansas, pursuant to which FNSC would merge with and into the Company with the Company surviving (the “Merger”). In connection with execution of the Merger Agreement, the Company announced its intention to raise approximately $20,000,000 of capital from loans or through the sale of Common Stock to partially fund the cash portion of the Merger consideration. Also on July 1, 2013, the Company entered into commitment letters (each a “Commitment Letter”) with five members of the Investor (the “Members”), including Mr. Massey and Mr. Scott T. Ford, a director of the Company, for the purposes of backstopping the Company’s planned capital raise. Pursuant to the Commitment Letters, each Member committed to purchase 506,329 shares of Common Stock at a price per share equal to $7.90, which represented the closing price of the Company’s common stock as reported on the Nasdaq Stock Market on June 28, 2013. In consideration for their commitments, each of the Members was issued warrants (each a “Commitment Warrant”) to purchase 35,443 shares of Common Stock with an exercise price of $7.90 and a five-year term. The Company was entitled to exercise its rights under the Commitment Letters contemporaneously with the closing of the Merger, and if exercised, intended to apply the proceeds to the cash portion of the Merger consideration.

On July 12, 2013, the Company initiated a private placement of up to 2,531,646 shares of Common Stock to certain accredited investors, including the Investor, at an offering price of $7.90 per share (the “Private Placement”). On August 23, 2013, the Investor entered into a subscription agreement (the “Subscription Agreement”) with the Company pursuant to which the Investor agreed to purchase 2,297,031 shares of Common Stock in the Private Placement. The Company announced its intention to exercise its rights under the Commitment Letters to backstop the remaining 234,615 shares to be issued in the Private Placement (the “Backstop”).

On June 13, 2014, the Merger and the Private Placement (including the Backstop) were consummated. Pursuant to the Subscription Agreement, the Investor purchased 2,297,031 shares of Common Stock at $7.90 per share, and each Member, including Mr. Massey, purchased 46,923 shares of Common Stock at $7.90 per share. In connection with the closing of the Merger, shareholders of FNSC received, in the aggregate, 6,252,400 shares of Common Stock and $74 million in cash in exchange for their shares of FNSC common stock.

Also on June 13, 2014, the Investor fully exercised the remaining portion of the Investor Warrant for 1,079,000 shares of Common Stock at an exercise price of $3.00 per share.

The Investor funded its purchase in the Private Placement and its exercise of the Investor Warrant from working capital, which funds were obtained through one or more capital raises conducted by the Investor. Mr. Massey funded his purchase of Common Stock in the Backstop with personal funds.

Item 4. Purpose of Transaction

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end of the first paragraph thereof:

On June 13, 2014, the Investor acquired the shares of Common Stock in the Private Placement pursuant to the Subscription Agreement for the purposes of (i) assisting the Company with partially funding the cash portion of the Merger consideration and (ii) maintaining its position as the controlling stockholder of the Company. The Investor fully exercised the remaining portion of the Investor Warrant because the Investor Warrant was in-the-money and scheduled to expire on June 27, 2014.

“Item 4. Purpose of Transaction” of the Original Schedule 13D is hereby further amended and supplemented by adding the following:

On June 13, 2014, Mr. Massey acquired 46,923 shares of Common Stock pursuant to his Commitment Letter in order to backstop the Private Placement.

Item 5. Interest in Securities of the Issuer

“Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) As of the date of this Amendment No. 3, the Investor beneficially owned 18,976,993 shares of Common Stock, which represents 63.2% of the Company’s issued and outstanding Common Stock. By virtue of his position as the managing member of the Investor, Mr. Massey has voting and dispositive power with respect to the Common Stock directly held by the Investor and therefore is deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by the Investor. Also as of the date of this Amendment No. 3, Mr. Massey beneficially owned 82,366 shares of Common Stock (assuming full exercise of his Commitment Warrant). The Investor is not deemed the beneficial owner, and hereby disclaims beneficial ownership, of the shares of Common Stock beneficially owned by Mr. Massey in his personal capacity, as the Investor has neither voting nor dispositive power over such shares.

Commitment Warrant. Mr. Massey’s Commitment Warrant expires on August 13, 2018, and entitles him to purchase 35,443 shares of Common Stock with an exercise price of $7.90. His Commitment Warrant and the rights thereunder are fully transferrable, in whole or in part, by Mr. Massey. The form of Commitment Warrant is included as an exhibit to this Statement and incorporated by referenced into this Item.

(b) The managing member of the Investor has the exclusive right to do all things on behalf of the Investor necessary to manage, conduct, control and operate its business, including the right to vote or to dispose of all securities, including the Securities, held by the Investor. Mr. Massey, as the Investor’s managing member, has the power to vote and to dispose of the Securities. As such, Mr. Massey and the Investor are deemed to have shared voting and dispositive power with respect to the Securities. Mr. Massey has sole voting and dispositive power over the 82,366 shares of Common Stock (assuming full exercise of his Commitment Warrant) that he beneficially owns in his personal capacity.

(c) The Private Placement (including the Backstop) and the Investor’s exercise of the Investor Warrant occurred on June 13, 2014.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Subscription Agreement and the Commitment Letters granted the Investor and the Members, including Mr. Massey, customary registration rights with respect to the shares of Common Stock purchased by them, including the shares of Common Stock issuable to the Members upon exercise of the Commitment Warrants. The Subscription Agreement and the Commitment Letters, as well as the form of registration rights agreement entered into between the Investor, the Members and the Company, are included as exhibits to this Statement and incorporated by reference into this Item.

In connection with the execution of the Merger Agreement, the Investor entered into a voting agreement with FNSC and John H. Hendrix, the majority shareholder of FNSC, entered into a voting agreement with the Company pursuant to which such persons, in their capacities as shareholders, agreed, among other things, to vote their respective shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby. The form of voting agreement executed by the Investor and Mr. Hendrix was attached as an exhibit to the Merger Agreement, which is included as an exhibit to this Statement, and the form of voting agreement attached to the Merger Agreement is incorporated by reference into this Item.

Item 7. Material to be Filed as Exhibits

“Item 7. Material to be Filed as Exhibits” of the Original Schedule 13D is hereby amended and supplemented by adding the following:

E.	Form of Commitment Letter (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2013).

F.	Form of Warrant issued to each of the Investors (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 27, 2013).

G.	Form of Registration Rights Agreement by and between the Company and each of the Members (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 27, 2013).

H.	Subscription Agreement by and between the Company and the Investor dated August 23, 2013 (incorporated herein by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 27, 2013).

I.	Form of Registration Rights Agreement by and among the Company, the Investor and each of the Members (incorporated herein by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-4 filed with the SEC on August 27, 2013).

J.	Agreement and Plan of Merger by and between the Company and FNSC, dated July 1, 2013 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2013).

In addition, the Joint Filing Agreement dated as of May 10, 2011, filed as Exhibit D to the Original Schedule 13D is hereby incorporated by reference from the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2014

BEAR STATE FINANCIAL HOLDINGS, LLC

By:	/s/ William “Goose” Changose
Name:	William “Goose” Changose
Title:	Chief Operating Officer

/s/ Richard N. Massey
Richard N. Massey